UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement

☐   Form C-U: Progress Update

☑   Form C/A: Amendment to Offering Statement (*changed submission date to January 25, 2022, and deadline to reach the target offering amount to December 31, 2022*)

☐   Check box if Amendment is material and investors must reconfirm within five business days.

☐   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of issuer

Assetcoin Capital Fund, LLC

Legal status of issuer

> **Form**
> Limited Liability Company
>
> **Jurisdiction of Incorporation/Organization**
> Wyoming
>
> **Date of organization**
> July 28, 2021

Physical address of issuer

1309 Coffeen Avenue STE 1200, Sheridan, Wyoming 82801

Website of issuer

www.assetcoin.gold

Name of intermediary through which the Offering will be conducted
PicMii Crowdfunding, LLC

CIK number of intermediary
0001817013

SEC file number of intermediary
007-00246

CRD number, if applicable, of intermediary
310171

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
At the conclusion of the offering, the issuer shall pay a fee of three and a half percent (3.5%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

No

Type of security offered

SAFT (Simple Agreement for Future Token)

Target number of Securities to be offered

10,000

Price (or method for determining price)

$1.00

Target offering amount

$10,000

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)

$5,000,000

Deadline to reach the target offering amount

December 31, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed payments will be returned.

Current number of employees: 6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Wyoming, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New

Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 25, 2022

FORM C Up to $5,000,000

ASSETCOIN CAPITAL FUND, LLC

A$$ETcoin®

SAFTs (Simple Agreement for Future Tokens)

This Form C (including the cover page and all exhibits attached hereto, the "**Form C**") is being furnished by Assetcoin Capital Fund, LLC, a Wyoming corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), to prospective investors for the sole purpose of providing certain information about a potential investment in **SAFT** (Simple Agreement for Future Tokens) of the Company or Companies (the "**Rights**" or the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "**Purchasers**."

Each **$1.00** of nominal value obtained through a SAFT entitles the Purchaser the right to acquire 1 A$$ETcoin Token (hereinafter referred to as 'ASSETcoin) (as defined below). The Company intends to issue SAFTs with an aggregate nominal value of at least **$1.00** and up to **$5,000,000.00** from Purchasers in the offering of Securities described in this Form C (this "**Offering**"). The minimum nominal amount of a SAFT is **$10.00** per Purchaser (which may be waived by the Company, in its sole and absolute discretion, subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's (as defined below) portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary (as defined below) has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason
.

The Offering is being made through PicMii Crowdfunding, LLC (the "**Intermediary**").

ASSETcoin Tokens	Price to Purchasers	Service Fees and Commissions [1][2]	Net Proceeds [4]
Minimum Individual Purchase Amount 10 [3]	$10	$.35	$9.65
Aggregate Minimum Offering Amount 10,000	$10,000	$350	$9,650
Aggregate Maximum Offering Amount 5,000,000	$5,000,000	$175,000	$4,825,000

(1) PicMii Crowdfunding, LLC or a successor as approved by the SEC, will receive 3.5% of the total Securities being issued in this Offering.
(2) The Company is not paying any cash, fiat, or other form of a percentage of the proceeds of the Offering to the Intermediary, the sole compensation to the intermediary, PicMii Crowdfunding, LLC, is described above in (1).
(3) Subject to adjustment at the Company's sole discretion.
(4) Dollar amounts are shown for the purposes of this chart, however the Company will only receive forms of consideration which have a nominal value of the amounts listed but are not provided in the form of cash or assets

convertible to cash, therefore Net Proceeds should be reviewed from a nominal value perspective by a potential Purchaser.

A crowdfunding investment involves risk. You should not invest any payments in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act (the "Securities Act") and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.assetcoin.gold no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 25, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

There are significant risks and uncertainties associated with an investment in the company and the securities. The securities offered hereby are not publicly traded and are subject to transfer restrictions. There is no public market for the securities and one may never develop. An investment in the company is highly speculative. The securities should not be purchased by anyone who cannot bear the financial risk of this investment for an indefinite period of time and who cannot afford the loss of their entire investment. See the section of this form c entitled "risk factors."

These securities involve a high degree of risk that may not be appropriate for all investors. This form c does not constitute an offer in any jurisdiction in which an offer is not permitted. Prior to consummation of the purchase and sale of any security the company will afford prospective investors an opportunity to ask questions of and receive answers from the company and its management concerning the terms and conditions of this offering and the company. No source other than the intermediary has been authorized to give any information or make any representations other than those contained in this form c, and if given or made by any other such person or entity, such information must not be relied on as having been authorized by the company.

Prospective investors are not to construe the contents of this form c as legal, accounting or tax advice or as information necessarily applicable to each prospective investor's particular financial situation. Each investor should consult his or her own financial adviser, counsel and accountant as to legal, tax and related matters concerning his or her investment.

The securities offered hereby will have transfer restrictions. No securities may be pledged, transferred, resold or otherwise disposed of by any purchaser except pursuant to rule 501 of regulation cf. Investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE
.

NOTICE REGARDING ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

FORWARD LOOKING STATEMENT DISCLOSURE

THIS FORM C AND ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN CONTAIN FORWARD-LOOKING STATEMENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT OR RELATING TO PRESENT FACTS OR CURRENT CONDITIONS INCLUDED IN THIS FORM C ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS GIVE THE COMPANY'S CURRENT REASONABLE EXPECTATIONS AND PROJECTIONS RELATING TO ITS FINANCIAL CONDITION, RESULTS OF OPERATIONS, PLANS, OBJECTIVES, FUTURE PERFORMANCE AND BUSINESS. YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY THE FACT THAT THEY DO NOT RELATE STRICTLY TO HISTORICAL OR CURRENT FACTS. THESE STATEMENTS MAY INCLUDE WORDS SUCH AS "ANTICIPATE," "ESTIMATE," "EXPECT," "PROJECT," "PLAN," "INTEND," "BELIEVE," "MAY," "SHOULD," "CAN HAVE," "LIKELY" AND OTHER WORDS AND TERMS OF SIMILAR MEANING IN CONNECTION WITH ANY DISCUSSION OF THE TIMING OR NATURE OF FUTURE OPERATING OR FINANCIAL PERFORMANCE OR OTHER EVENTS.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS FORM C AND ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN ARE BASED ON REASONABLE ASSUMPTIONS THE COMPANY HAS MADE IN LIGHT OF ITS INDUSTRY EXPERIENCE, PERCEPTIONS OF HISTORICAL TRENDS, CURRENT CONDITIONS, EXPECTED FUTURE DEVELOPMENTS AND OTHER FACTORS IT BELIEVES ARE APPROPRIATE UNDER THE CIRCUMSTANCES. AS YOU READ AND CONSIDER THIS

FORM C, YOU SHOULD UNDERSTAND THAT THESE STATEMENTS ARE NOT GUARANTEES OF PERFORMANCE OR RESULTS. THEY INVOLVE RISKS, UNCERTAINTIES (MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL) AND ASSUMPTIONS. ALTHOUGH THE COMPANY BELIEVES THAT THESE FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS, YOU SHOULD BE AWARE THAT MANY FACTORS COULD AFFECT ITS ACTUAL OPERATING AND FINANCIAL PERFORMANCE AND CAUSE ITS PERFORMANCE TO DIFFER MATERIALLY FROM THE PERFORMANCE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE OR SHOULD ANY OF THESE ASSUMPTIONS PROVE INCORRECT OR CHANGE, THE COMPANY'S ACTUAL OPERATING, AND FINANCIAL PERFORMANCE MAY VARY IN MATERIAL RESPECTS FROM THE PERFORMANCE PROJECTED IN THESE FORWARD-LOOKING STATEMENTS.

ANY FORWARD-LOOKING STATEMENT MADE BY THE COMPANY IN THIS FORM C OR ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN SPEAKS ONLY AS OF THE DATE OF THIS FORM C. FACTORS OR EVENTS THAT COULD CAUSE OUR ACTUAL OPERATING AND FINANCIAL PERFORMANCE TO DIFFER MAY EMERGE FROM TIME TO TIME, AND IT IS NOT POSSIBLE FOR THE COMPANY TO PREDICT ALL OF THEM. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE, EXCEPT AS MAY BE REQUIRED BY LAW.

Table of Contents

ONGOING REPORTING 8
SUMMARY 9
    The Offering 9
RISK FACTORS 10
BUSINESS 19
    Description of the Business 19
    Business Plan 19
    The Company's Products and/or Services 19
    Competition 19
    Customer Base 19
    Intellectual Property 20
    Governmental/Regulatory Approval and Compliance 20
    Litigation 20
    Other 20
USE OF PROCEEDS 20
DIRECTORS, OFFICERS AND EMPLOYEES 22
    Indemnification 23
    Employees 23
FINANCIAL INFORMATION 24
    Operations 24
    Liquidity and Capital Resources 24
    Capital Expenditures and Other Obligations 24
    Trends and Uncertainties 24
THE OFFERING AND THE SECURITIES 25
    The Offering 25
    Commission/Fees 25
    Transfer Agent and Registrar 26
    The Securities 26
    Termination 26
    Conversion of Rights 26
    Distribution Event 26
    Dissolution Event 26
    Event of Default 26
    Voting and Control 26
    Anti-Dilution Rights 26
    Restrictions on Transfer 26
    Other Material Terms 26
TAX MATTERS 27
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 28
    Related Person Transactions 28
    Conflicts of Interest 28
OTHER INFORMATION 29
    Bad Actor Disclosure 29
SIGNATURE 30
EXHIBITS 32
    Exhibit A 33
    Exhibit B 39
    Exhibit C 40
    Exhibit D 49
    Exhibit E 55

ONGOING REPORTING

The Company, or a successor entity, will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 after the end of the Company's fiscal year:

Once posted, the annual report may be found on the Company's website at: www.assetcoin.gold.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

DEFINITIONS

Defined terms used in this Form C, but not defined shall have the meaning ascribed to them below:

"**A$$ETcoin**" means digitally certificated tokens issued by the Company which may be accounted for on a blockchain-based computer network

.

"**Company**" means Assetcoin Capital Fund, LLC a Wyoming corporation or any entity that controls or succeeds its operations and business

"Eco**system"** means the ecosystem of portfolio companies that enables the Company to grow its financial resources.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Assetcoin Capital Fund, LLC (the "**Company**") is a Wyoming corporation, formed on July 28, 2021.

The Company is located at 1309 Coffeen Avenue STE 1200, Sheridan, Wyoming 82801.

The Company's website is www.assetcion.gold.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

We intend for the Company to be an issuer of ASSETcoins. ASSETcoins will be designed for use within the ASSETcoin ecosystem.

The Offering

Minimum amount of Tokens being offered	10,000
Total Tokens outstanding after Offering (if minimum amount reached)	10,000
Maximum amount of Tokens	5,000,000
Total Tokens outstanding after Offering (if maximum amount reached)	5,000,000
Purchase price per Security/Token	$1
Minimum investment amount per investor	$10*
Offering deadline	December 31, 2022
Use of proceeds	See the description of the Use of Proceeds on Page #20
Voting Rights	Investors will not receive any voting rights.

The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of three and a half percent (3.5%) of the Securities issued in this Offering.

* The Company reserves the right to amend the minimum investment amount per investor, in its sole discretion.

RISK FACTORS

An investment in the Simple Agreement for Future Tokens (the 'SAFT) involves a high degree of risk. Before making an investment decision, we urge you to carefully consider the risks described in this section together with all the information contained in this Form C. In addition to the risks specified herein, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks associated with an investment in the SAFT.

This Offering's primary purpose is the distribution of ASSETcoins to participants as a mechanism to raise capital. The SAFT is highly speculative and any return on an investment is contingent upon numerous circumstances, many of which (including legal and regulatory conditions) are beyond the Company's control. There is no assurance that Purchasers will realize any return on their investments or that their entire investment will not be lost. For this reason, each Purchaser should carefully read this Form C and the SAFT and should consult with his or her own attorney, financial and tax advisors prior to making any investment decision with respect to the SAFT. Purchasers should only make an investment in the SAFT if they are prepared to lose the entirety of such investment.

This Offering will not provide meaningful funding to the Company, even if the maximum Offering Amount is met, therefore we may need to secure additional funding and may be unable to raise additional capital on favorable terms, if at all.

This Offering's primary purpose is the distribution of ASSETcoins to participants who believe in the Company's mission, and not as a mechanism to raise capital. Therefore, this Offering will not sustain the operations of the Company and we will need to secure additional funding to further develop our products and services, to market and sell our products and services, for working capital and in order to carry out our business plan. There are no assurances we will be able to obtain such financing on commercially reasonable terms, or at all. If adequate funds are not available, then we may need to reduce or suspend our activities, including product development, marketing, planned expenditures and sales activities. If these risks occur, they could materially adversely impact our business, our financial condition, and our results of operation.

Additionally, even if we raise sufficient capital through equity or debt financings, strategic alternatives or otherwise, there can be no assurance that the revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or generate positive cash flow. If we raise additional funds through collaborations and/or licensing arrangements, we might be required to relinquish significant rights and accept terms that are not favorable to us.

The SAFTs and ASSETcoins may not be transferable and if they become transferrable, may not provide investors with significant opportunity for liquidity.

The terms of the SAFT prohibit transfer of the SAFT. As a result, Purchasers will be required to hold their SAFT until the date specified in the SAFT. Purchasers will be required to comply with applicable securities laws with respect to resales of both SAFTs and ASSETcoins, which includes a one-year holding period, subject to limited exceptions, for resales pursuant to Section 4(a)(6) of the Securities Act and Regulation CF (§ 227.100 et seq.) and Purchasers must be prepared to bear the risk of an investment in the SAFT or any ASSETcoins derived from such until the termination of the SAFT pursuant to the terms set forth therein or the transfer of ASSETcoins, free of resale restrictions, to Purchasers. Purchasers should also be aware that after the one-year holding period, certain state ("blue-sky") and foreign laws may prevent the free transferability of the SAFT and any ASSETcoins derived from such. Although we have had early-stage discussions with PolyMath and tZero, at this time, we have not taken any action to list ASSETcoins on any trading platform, regulated or otherwise.

The tax treatment of the SAFT, the purchase rights contained therein and the ASSETcoin is uncertain and there may be adverse tax consequences for Purchasers upon certain future events.

The tax characterization of the SAFT and the ASSETcoins is uncertain. Transactions involving the SAFT or the ASSETcoins that may be taxable to Purchasers include the purchase of the SAFT for consideration other than U.S.

dollars, the issuance of ASSETcoins pursuant to the SAFT, the use or other disposition of ASSETcoins and the repayment of Purchaser's investment amounts. Such tax consequences may include income taxes, withholding taxes and tax reporting requirements. Each Purchaser should consult with and must rely upon the advice of its own professional tax advisors with respect to the United States and non-U.S. tax treatment of an investment in the SAFT and the purchase rights contained therein. Prospective Purchasers are urged to review the section below under "Certain United States Federal Income Tax Considerations" with their tax advisors.

Neither the SAFT or the holding of ASSETcoins confer any voting or other governance rights. The Purchasers will have no control over the Company. ASSETcoins will not represent an equity interest in the Company before or after the System Launch.

The SAFT and any ASSETcoins obtained on conversion of a SAFT confers no governance rights of any kind with respect to the Company. As a result, all governance decisions, including decisions involving our products or services, decisions to sell and price ASSETcoins, or to undertake to sell, liquidate or wind up the Company, may be made by our management and board of directors. These decisions could adversely affect the Purchasers, the SAFT and the use of any ASSETcoins the Purchasers own. The Purchasers are not and will not be entitled, to vote for any purpose, nor will anything be construed to confer on the Purchasers any of the rights of a shareholder of the Company.

The Company's business may be subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, blockchain technology, cryptocurrency, alternative trading systems, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business.

The Company may be subject to a variety of laws and regulations in the United States and abroad that involve matters related to its business, including user privacy, blockchain technology, software, broker dealer, data protection and intellectual property, among others. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates.

The growth of the Company's business and its expansion may increase the potential of violating these laws or its internal policies and procedures. The risk of the Company's being found in violation of these, or other laws and regulations is further increased by the fact that many of these laws and regulations have not been fully interpreted by the regulatory authorities or the courts and are open to a variety of interpretations. Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert its management's attention from the operation of its business, which could impact its ability to develop, enhance, and grow the Company. If the Company's operations are found to be in violation of any of these laws and regulations, the Company may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, the Company could be required to refund payments received by it, and it could be required to curtail or cease its operations. Any of the foregoing consequences could seriously harm its business and its financial results, which could impact its ability to develop, enhance, and grow the Company. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase its operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

If the SAFT results in an ASSETcoin distribution, Purchasers should guard against third party access to wallets they use to hold ASSETcoins.

Any third party that gains access to or learns of a Purchaser's wallet login credentials or private keys may be able to dispose of such Purchaser's ASSETcoins. To minimize this risk, each Purchaser should guard against unauthorized access to his, her or its electronic devices. Best practices dictate that each Purchaser should safely store private keys in one or more backup locations geographically separated from the working location. In addition, each Purchaser is responsible for giving the Company the correct address to send such Purchaser his, her or its ASSETcoins. If a

Purchaser gives the Company an incorrect address to send his, her or its ASSETcoins, the Company will not be responsible for any loss of ASSETcoins that may occur.

The continued investment interest in and the market growth of digital assets is subject to a high degree of uncertainty and the lack of such investment interest and/or market growth could result in adverse effects on the business of the Company.

The growth of the digital asset market in general is subject to a high degree of uncertainty. The factors affecting further development of the digital asset market include (i) its continued worldwide growth, adoption and use; (ii) government and quasi-government regulation of the use, creation and offering of digital assets, as well as restrictions on and regulation related to the operation of and access to the networks of digital assets; (iii) changes in consumer demographics and public tastes and preferences; (iv) the maintenance and development of the open-source software protocol of digital asset networks; (v) the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using digital assets; (vi) general economic conditions and the regulatory environment relating to digital assets; and (vii) the negative perception of digital assets generally, including the use of digital assets to buy illicit goods and services. In recent years, cryptocurrencies and digital assets have become more widely accepted among investors and financial institutions but have also faced increasingly complex legal and regulatory challenges and, to date, have not benefited from widespread adoption by governments, central banks or established financial institutions. If investment interest in digital assets and/or the market growth of digital assets wanes, the business of the Company may be materially and adversely affected, which could affect the development of the Company and/or the functionality and use of ASSETcoins.

Risks Related to the Company's Business and Industry

The Company has limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in the early-stage and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is evolving, and many national, state, and local governments have instituted restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses have implemented their own precautionary measures, such as temporary or permanent reductions in work force, remote working arrangements, and emergency contingency plans.

If COVID-19 is not contained and the new variants continue to spread, we could face another global or regional economic recession of indeterminate duration. This could adversely affect the Assetcoin Capital Funds by impacting the value, performance and liquidity of the Company, the Company's ability to source, manage and divest investments; and our ability to achieve the Assetcoin Capital Fund(s) investment objectives. All of the foregoing could result in significant losses to the Assetcoin Capital Funds and their investors and, therefore, to the revenues of the Company.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers Rev. Duane A. Quamina, President & CEO; Burena Morris, MBA, COO; Allen Redic, Executive VP of Construction and Evaluation; Wayne King, Executive VP of Housing Development; Gregory "Bo" Kimble, Board Member; and Rhonda Coleman, Esq., Board Member (together, the "**Principals**"). An affiliate of the Company has or intends to enter into employment agreements with the Principals, however there can be no assurance that it will do so or that they will continue to be employed for a particular period of time or that their activities with the Company will be successful. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions, we make on the behalf of the Assetcoin Capital Funds to the Managers and Principals, which will have considerable discretion in the management of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

As a portion of the Company's revenues rely on the profitability of the Assetcoin Capital Funds, the Company is subject to numerous risks generally related to investing in securities and other investments, and the additional risks associated with investing in non-marketable securities and other non-public companies.

The Assetcoin Capital Funds aim to generate attractive risk-adjusted returns for their investors by investing primarily in mortgages, real estate and in early-stage growth companies. Although the Company offers the opportunity for significant capital gains, it also involves a high degree of business and financial risk. Most of the Assetcoin Capital Funds' investments will be in mortgages, real estate and early-stage growth companies which have limited or no operating history, substantial variation in operating results from period to period, and may experience failures or significant declines in value at any time. The market for securities of early-stage companies may be extremely volatile, and there can be no assurance that market demand and valuations for such companies will not decline substantially in the future.

Furthermore, the possibility that a Portfolio Company (early-stage growth company) will not be able to successfully commercialize its technology, product, or business concept presents considerable risk. Additionally, although some of the Portfolio Companies already may have a commercially successful product, or product line when the Company decides a Assetcoin Capital Fund should invest, the sectors in which the Assetcoin Capital Funds intend to invest may have a more limited market or life span than products in other industries. Therefore, the ultimate success of a Portfolio Company often depends on its ability to continually innovate in increasingly competitive markets. The inability of a Portfolio Company to continue to innovate could negatively impact the investment results achieved by the Assetcoin Capital Funds and, consequently, the revenues of the Company.

The Assetcoin Capital Funds have limited investment opportunities.

The mortgage and real estate sector and industries is highly competitive, and therefore, there are no assurances that the Company will be able to find a sufficient number of customers, or attractive opportunities to meet the investment objectives of the Assetcoin Capital Funds. The competition is financial institutions, large publicly traded companies, and other investment funds. Many of them have greater resources than those available to the Company. Moreover, the industry in which the Company intends to target participate is highly competitive arenas, and there are no assurances that any Company will obtain the level of success necessary to obtain any of the Assetcoin Capital Funds objectives.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing funds and will be critical to our success as we form and advise new funds. Any incident that erodes investor confidence for the Assetcoin Capital Funds could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be averse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of the Assetcoin Capital Funds, their investors, their Portfolio Companies or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers because of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with investor or Portfolio Company information may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. The intentional or negligent actions of affiliates, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of investor personal data. If any such compromise of our security or the security of information residing with our affiliates, business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations and we expect the costs to maintain compliance to increase going forward. This risk disclosure cannot address or anticipate every possible current or future regulation that might affect the Company, the Assetcoin Capital Funds, or the Portfolio Companies. Suh regulations may have a significant impact on the Assetcoin Capital Funds, including restricting the types of investments the Assetcoin Capital Funds may make, or requiring them to disclose certain confidential information regarding their terms or their investments. The Managers, in their sole and absolute discretion, may cause the Company to be subject to certain regulations if it believes that such business activity is in the Company's best interest, even if such regulations may have a detrimental effect on one or more Investors. The violation of these or future requirements or laws and regulations could result in regulatory, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our ability to operate. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in a trust account while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. To safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company and to manage the investments of the Assetcoin Capital Funds.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as the sale of company or other liquidity event, may Investors be entitled to payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. No holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

We inadvertently may have made impermissible offers for the Securities.

To offer and sell securities under Section 4(a)(6) of the Securities Act of 1933, an issuer must file a Form C with the SEC. Due to technical miscalculations, we may have inadvertently conducted marketing which discussed the offering and the securities before we filed our Form C. While we believe our communications and marketing did not rise to the level of an offer and therefore was not violative of the Securities Act of 1933, the SEC could disagree and integrate that communication with our current offering, providing investors with a rescission right and possibly causing harm to the Company.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Assetcoin Capital Fund, LLC ("**Assetcoin Capital Fund**," the "**Company**," "**we**," "**us**," or "**our**") is a venture capital fund. It provides investment advisory services to the Funds. The Funds are exempt from registration under the Investment Company Act of 1940 (the "**Investment Company Act**") and their securities are not registered under the Securities Act of 1933, as amended (the "**Securities Act**"). The Company will deploy the capital raised from investors into operations, mortgages, real estate and qualified early-stage growth. The Company shall provide investment advisory services to each Fund pursuant to an investment advisory agreement (the "**IAA**"). ASSETcoin Holdings, LLC ("**ASSETcoin Holdings**") will serve as a general partner or operator of the Funds (the "**General Partner**").

Investment advice is provided directly to the Funds, subject to the discretion and control of the Company and not individually to the investors in the Funds. The investment parameters are generally established in the governing agreements or offering documents of the applicable Fund(s).

As compensation for the investment advisory services rendered to the Funds, the Company may be entitled to receive a management fee (the "**Management Fee**") in an amount and payable under such terms as those set out in the governing agreements of the applicable Fund(s) (the "**Fund Agreements**") and the applicable IAA. The Management Fee, if any, will be debited from the capital accounts of each investor of the applicable Fund. Even if the Company is entitled to a Management Fee, it may, in its sole discretion reduce or waive all or a portion of the Management Fee for certain investors in the Fund(s).

The Company will also be entitled to receive 10% of the performance-based fee or incentive allocation paid or allocated to the General Partner of each Fund it advises (the "**Incentive Fee**") pursuant to the terms of the Fund Agreements and the IAA. The Incentive Fee may vary for each Fund. The Incentive Fee, if any, will be debited or allocated from the capital accounts of each investor of the applicable Fund. Even if the Company is entitled to an Incentive Fee, the Company may reduce or waive all or a portion of its performance- based fee or allocation for certain investors, which will reduce the Incentive Fee paid to the Company.

Business Plan

The Company provides investment advisory services to the Funds pursuant to the investment parameters contained in the governing agreements or offering documents of the applicable Fund. The Company does this through conducting sourcing activity, reviewing deal flow, and making investment decisions on behalf of the Funds. It also supports portfolio companies in their growth and access to further capital, provides regular reporting to our investors, and raises additional funds.

The Company's Products and/or Services

The Company provides investment advisory services to the Funds. It also supports the Fund Portfolio Companies by facilitating investor introductions, one-on-one guidance business strategy support, access to corporate service discounts, access to live and virtual events and other general business support services.

Competition

The Company's competitors include other firms that focus on investing in mortgages, real estate and in early-stage companies. It may also compete with financial institutions, large publicly traded companies and other venture capital funds in providing financing to business that the Company will attempt to have a Fund finance. Many of the Company's competitors have greater resources than those available to the Company.

Customer Base

The Company does not have customers in the traditional sense. Its clients are the Funds, and its services for the Funds include providing support to the Fund Portfolio Companies.

Intellectual Property

The Company has been assigned the right to use the registered trademark name "A$$ETcoin" with the two dollars signs. The USPTO serial number is 90632457. The Company also intends to utilize a proprietary lending process for its mortgage operation.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	**3.5%**	**$35**	**3.5%**	**$175,000**
Operations	**60%**	**$6,000**	**60%**	**$3,000,000**
- Affiliate employee salaries, bonuses, taxes, fees, benefits	42%	$4,200	42%	$2,100,000
- SaaS tools	6%	$600	6%	$300,000
- Travel/co-working	6%	$600	6%	$300,000
- Miscellaneous/ contingency	6%	$600	6%	$300,000
Debt & Reimbursements	**32.5%**	**$3,250**	**32.5%**	**$1,625,000**
Miscellaneous	**4%**	**$400**	**4%**	**$200,000**
Total	100%	$10,000	100%	$5,000,000

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Upon the closing of this Offering, the Manager intends to distribute most of the proceeds from this Offering to Assetcoin Holdings a Wyoming limited liability company affiliated with the Managers. Assetcoin Holdings currently holds 100% of the equity securities of the ASSETcoin Capital Fund. Assetcoin Holdings is the managing member of the ASSETcoin Capital Fund and serves as the general partner, managing member, manager or operator, as applicable, of each of the Funds.

Intermediate Fees

The Company will use (3.5%) of the net proceeds received from this Offering in connection with retaining the services of an SEC and FINRA Registered Funding Portal.

Operations

The Company will use (60%) of the net proceeds received from this Offering in connection with the ordinary operations of the Company and its affiliates which may include, but is not limited to, development of smart contracts, blockchain, initial token offering, ecosystem companies, listing on the appropriate cryptocurrency exchanges, employee salaries, employment taxes, health insurance, bonuses and other benefits for employees of entities affiliated with the Company and that perform services for the Company, software-as-a-service (SaaS) tools, transportation, marketing and technology services. Such employees may include the principals, analysts, assistants, and freelancers, among others.

Debt & Reimbursements

The Company will use (32.5%) of the net proceeds received from this Offering in connection with paying vendors and/or paying partial debt owed by various affiliates of the Company. This may include, but is not limited to, outstanding legal fees and other costs and fees incurred in connection with prior work performed by third-party vendors, and repayment of loans made by a small number of individuals, including the Company's managers. The foregoing debt has been accrued in connection with the normal business activities and operations of the Company.

Miscellaneous

The Company will use (4%) of the net proceeds received from this offering to cover any unforeseen cost associated with helping the Company reach stated goals.

DIRECTORS, OFFICERS AND EMPLOYEES

The manager and the principals of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities	Education
Duane A. Quamina President/CEO *Former*: Ali Law, PC Executive Director 05/2017-12/2020 *Primary*: KOH Engineers 4/2008-5/2017	Senior Manager, President & CEO *Started*: 07/28/2021	Responsibilities include fundraising and firm leadership, managing deal flow, sourcing new deals, supporting portfolio companies, investor relationships, as well as brand development and awareness efforts.	Associate Degree, Business Management 4 Years Military Service
Burena "Bree" Morris, MBA President/CEO *Primary*: Superwoman Business Services 05/2018-present	Senior Manager, COO *Started*: 07/28/2021	Responsibilities include managing operations, implementing, and evaluating operation processes and procedures in accordance with company standards. Ensuring operational processes stay within budget and timelines, assisting CEO in developing strategies and implementation plans to improve operations, supporting portfolio companies with platform efforts, and general firm operations.	Master Degree in Business Administration and Entrepreneurship Bachelor of Arts in Business Administration and Bachelor of Science in Social Entrepreneurship
Allen Redic, *Former:* Patterson Construction Group 01/2000-11/2016 *Primary*: Bethel Construction Group 11/2016-Present	Senior Manager, Executive VP Of Construction and Evaluation *Started*: 07/28/2021	Allen's responsibilities include developing and managing the residential and commercial real estate division, supporting real estate related portfolio companies, ensuring timely completion of all projects, overseeing quality control of all construction related projects.	Bachelor of Science in Business Administration, and he also carries an MBA specializing in Human Resource Management.
Wayne King *Former*: Philadelphia Redevelopment Authority 01/2000-12/2014 Primary: Strawberry mansion CDC 01/2015-Present	Senior manager, Executive VP of Real Estate *Started*: 07/28/2021	Responsibilities include conducting due diligence on portfolio companies, providing support communications, management and internal operations controls, including helping with project plan reviews, project team coordination, and oversight of outsourced services.	Attended Macalester College and is presently a member of the Utility Resources and Infrastructure Group in Philadelphia, PA.
Rhonda Coleman, Esq. *Former*: Corporate Counsel Accenture 12/2018-05/2021 *Primary*:	Manager, Board Members *Started*: 07/28/2021	Responsibilities include contract review and deal negotiations with portfolio companies. Legal review of documents and guidance on legal matters	Degree in English from Christian Brothers University, Master of Arts from the University of Memphis, Juris Doctor (JD) from Loyola University of

Deal Strategist, Global Business Practice Google 05/2021-Present			Chicago, studied at the University of Beijing's School of Business and Economics and at the University of Granada in Spain.
Gregory "Bo" Kimble Former: NBA Basketball Player 1990-1992 Primary: Business Consultant 1993-Present	Manager, Board Member Started: 07/28/2021	Responsibilities include government and public relations. Communicate critical information effectively to the public. Write press releases and prepare information for distribution by media outlets. Draft speeches and arrange interviews. Respond to requests for information from the public and media outlets.	Degree in Communications from Loyola Marymount University, Los Angeles, CA

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has six (6) employees.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was formed on July 28, 2021. The Company currently has 6 employees, the founders Rev. Duane A. Quamina, Ms. Burena Morris, MBA, Mr. Allen Redic, MBA, Mr. Wayne King, Mr. Gregory "Bo" Kimble. In addition to the founders Ms. Rhonda Coleman, Esq. serves on the Board of Directors. The Company is headquartered in Sheridan, Wyoming and has a satellite office in Philadelphia, PA.

Liquidity and Capital Resources

The Company has no other available sources of capital aside from monies in the bank. As of September 15, 2021, the Company has cash proceeds of $25,000 from the investment of its manager(s).

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the Company's business objectives and goals, potential Purchasers should consider whether achievement of these goals is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking the necessary steps to achieve the objectives and goals and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to **5,000,000** units of SAFT. The Company is attempting to raise a minimum amount of **$10,000** in this Offering (the "**Minimum Amount**"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2022 (the "**Offering Deadline**") in order to receive any payments. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and information provided as consideration will be destroyed. The Company will accept consideration with a nominal value in excess of the Minimum Amount up to **$5,000,000** (the "**Maximum Amount**").

The nominal value assigned to the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities, in fact, the securities have no rights to the Company's assets, revenues or the like. Purchasers' consideration will be accepted in the representation, delivery and verified receipt of a Purchaser's personally identifiable information. Until the Minimum Amount has been reached, all forms of consideration that can be provided by a Purchaser to the Company will be directed to the escrow agent, Prime Trust, LLC, who will hold such consideration in escrow unless and until the Minimum Amount is met and consideration collected is transmitted to the Company during a Closing.

Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the first closing of the Offering, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company and the Intermediary will notify Purchasers when the Minimum Amount has been reached. The Company may conduct an initial closing of the Offering at least five (5) days after reaching the Minimum Amount, but no sooner than twenty-one (21) days after the date of this offering; Purchasers shall be notified of this initial closing. The Company may then conduct a series of additional closings (either with new or existing Purchasers) until the Offering Deadline.

Until the Offering Deadline, the Company will provide notice to Purchasers and identified prospective Purchasers of any material changes to the Offering. Prior to the initial closing, if a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the information provided by the Purchaser will be destroyed. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached or before 48 hours before the Offering Deadline, the Purchaser's information will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her consideration. Any Purchaser consideration received after the initial closing will be delivered directly to the Company and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

A submission of consideration by Purchaser shall not create a binding agreement to issue Securities until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any such submission. If the Company rejects all or a portion of any such submission, the Company shall destroy any information provided as consideration. ASSETcoin's will not be available to purchasers of the Securities distributed in this Offering unless the terms of the SAFT are met.

The nominal value of the consideration (as determined by Company from time to time and communicated to prospective Purchasers) will be the face amount or par value of the Securities. The minimum nominal number of Securities to be issued to a Purchaser is 10 valued at $1.00 each for a total of $10.00. The Company reserves the right to amend the minimum amount that a Purchaser may invest at the Company's sole discretion.

The Offering is being made through PicMii Crowdfunding, LLC the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
3.5% of the amount raised

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities for the purpose of this Offering.

The Securities
The following is a summary of the Securities and we request that you please read the SAFT Agreement attached hereto as Exhibit D.

Termination
The SAFT will expire and terminate upon the earlier of (i) the issuance of Tokens to the Purchaser; (ii) the payment, or setting aside for payment, of amounts due the Purchaser; and (iii) twelve months from the date of the issuance of the Rights as it may be extended, provided that, the Company shall have the right to extend the Deadline Date by six (6) months, in its sole discretion.

Conversion of Rights:

Distribution Event
The ASSETcoin Tokens shall be distributed as set forth in the SAFT.

Dissolution Event
If there is a Dissolution Event (as defined in the SAFT) before the SAFT expires or terminates, the Company will not be obligated to repay the Purchase Amount as defined in the SAFT.

Events of Default
In addition to the standard events of default such as the Company's failure or delay in fulfilling or performing any term of the SAFT, including the launching of the ecosystem companies, distributing the ASSETcoins, liquidation of the Company, and voluntary or involuntary bankruptcy proceedings of the Company, there are no other events of default pursuant to the SAFT. The Company is not liable or responsible to the Purchaser, nor deemed to have defaulted when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control.

Voting and Control
The holder of the SAFT does not have any voting rights.

Anti-Dilution Rights
The SAFT does not provide for anti-dilution rights.

Restrictions on Transfer
The Securities may not be transferred by any Purchaser during the one-year holding period beginning when the securities were issued. Remember, this restriction also applies to any subsequent securities (including ASSETcoins), exchanged or converted into from the SAFT, this may include the ASSETcoins.

Other Material Terms
The Company has the right to cease operations. Purchasers are not guaranteed a return on the consideration provided.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR. EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

The Company has not conducted any transactions with related person.

Conflicts of Interest

To the knowledge of the Company, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Duane A. Quamina
(Signature)

Duane A. Quamina
(Name)

President & Chief Executive Officer, Chairman
(Title)

January 25, 2022
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Duane A. Quamina
(Signature)

Duane A. Quamina
(Name)

President & Chief Executive Officer
(Title)

January 25, 2022
(Date)

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Burena Morris
(Signature)

Burena Morris, MBA
(Name)

Chief Operating Officer
(Title)

January 25, 2022
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Burena Morris
(Signature)

Burena Morris, MBA
(Name)

Chief Operating Officer
(Title)

January 25, 2022
(Date)

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Memorandum
Exhibit D   SAFT Agreement (Simple Agreement for Future Tokens)
Exhibit E   Offering Page on Intermediary's Portal

EXHIBIT A

Financial Statements

Assetcoin Capital Fund, LLC

Balance Sheet

July 31, 2021

Assetcoin Capital Fund, LLC
Balance Sheet
Table of Contents

Cover Page   33

Table of Contents   34

Accountant's Report   35

Balance Sheet   36

Notes to the Balance Sheet   37

Duane A. Quamina
Assetcoin Capital Fund, LLC
1309 Coffeen Avenue STE 1200
Sheridan, Wyoming 82801

I have compiled the accompanying Balance Sheet of Assetcoin Capital Fund, LLC as of July 31st, 2021, in accordance with Statements of Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting, in the form of financial statements, information that is the representation of the individuals whose financial statements are presented. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them. I have, however, applied procedures to substantiate the values reported as assets and liabilities presented in the accompanying statement of financial condition. These procedures included tracing brokerage and investment account values to the statements for the period presented. Review of all notes receivables and independent verification with the borrowers on those notes. I also compared the values of the real estate reported to documentation related to the initial purchase of the real estate. Finally, we traced the credit card and line of credit balances to the loan statements for the period being presented. Based on these procedures, the values presented on the statement of financial condition, fairly and accurately reports the assets and liabilities of Assetcoin Capital Fund, LLC as of July 31st, 2021

Art McHenry
MAC Business Services, Ltd.
127 W Chester Pike
Ridley Park, PA

Assetcoin Capital Fund, LLC
Balance Sheet
As of July 31st 2021

Assets

Cash on Hand	$	25,000
Subscription Receivables		325,000
Notes Receivables		270,000
Available for Sale Securities		350,000
Real Estate		485,000
Totals Assets		$ 1,455,000

Accounts Payable		22,750
Deferred Compensation	$	30,000
Total Liabilities		52,750

Members Equity		375,000

Liabilities and Member's Equity
(Tokens Outstanding 77,248,075, Tokens Authorized 1,422,751,925)

Additional Paid in Capital		1,125,150
Retained Earnings		(97,900)
Total Member's Equity		**1,402,250**
Total Liabilities and Member's Equity		**$ 1,455,000**

Subscriptions Receivable:

Subscriptions Receivable consists of funds associated with a fully executed SAFT/ subscription agreement the company has with a new investor. These funds are expected to be received in the next 60 days. The SAFT/subscription consist of the following subscriptions:

Name	Amount Receivable
Joseph Bonanno	$ 250,000
Michael Jaconelli	$ 75,000
Total Subscription Receivable	$ 325,000

Notes Receivable

Notes receivable consist of three unsecured notes with maturity dates within the next twelve months. The payments on these notes are interest only with a balloon payment due upon maturity. See below for the details of these notes.

Borrower Name	Principal Amount	Interest	Origination Date	Maturity Date	Current Balance
Brian Offner	85,000	3%	Jun-16	Jun-22	85,000
Kaycee	90,000	6%	Aug-16	Aug-26	90,000
Consulting PTW	95,000	12%	Aug-16	Aug-26	95,000
Total					270,000

Available for Sale Securities

Other investments consist available for sale securities. Available-for-sale securities are reported at fair market value based upon the profit or loss shown by the company. While these types of securities are not traded on an established market the fair market value is adjusted periodically based on the profits and losses of the company issuing the securities. The unrealized gains or losses resulting from these adjustments to the fair market are recorded to the unrealized gains or losses adjustment equity account and not the income statement. Included in Available for Sale securities is $175,000 shares of Atlantis Gaming Corporation with a current market value of $2 per share.

Available for Sale Securities	No of Shares	Share Price	FMV
Atlantis Gaming Corporation	175,000	$ 2	$ 350,000

Real Estate

All real estate is reported at cost net of any liens or encumbrances.

Property	Value
Newton St & Gonzales St Camden, NJ - Land	225,000
443 Locust Ave, Moorestown, NJ	80,000
125 Paul Road, Marlton, NJ	180,000
	485,000

Pledged Assets

All assets on the above balance sheet accept cash on hand have been pledged to the company by Joseph Bonanno as part of his SAFT/subscription agreement with the company in exchange for membership interest. These assets have been pledged to the company for the sole purpose of establishing the company's crypto currency on the IM Exchange.

Deferred Compensation

Two members of the company are deferring compensation for services rendered while the company begins operations until such a time when its cash flows are sufficient to pay such compensation. Both Duane A Quamina and Burena Morris, MBA have earned $15,000 since the company began operations. This compensation has been deferred and is payable within the next 12 months.

EXHIBIT B

Video Transcript

- Over the decades, inequality & inequity has become embedded into the financial and housing markets.
- These inequities leave out over 1.6 billion people globally with no bank account or access to financial opportunities. Currently, 1 in 4 U.S. households are either underbanked or unbanked.
- In April 2020, unemployment rate hit 14.7%, a level unseen since the Great Depression. Since that time, another 2.4 million Americans filed for first-time unemployment claims, suggesting that the economic shock caused by the virus is far from over.
- And we can see that even today, hardworking citizens who have lost their jobs due to Covid-19 are experiencing extreme hardship and struggling to feed their families and pay their bills.
- The 10% rise in unemployment has sounded the alarm by economist that the projected rise in homelessness would be "unprecedented".
- To fix these problems, ASSETCOIN has emerged into the spotlight to provide capital challenged communities in both domestic and international markets with a new lending structure using tokenization.
- Assetcoin's business model is an asset-based financing program that creates better opportunities for home ownership and business development.
- With Blockchain, Assetcoin introduces a ground-breaking paperless financial application & processing system fueled by tokenization sales using A$$ETcoins.
- With A$$ETcoin, we plan to demonstrate that social consciousness in a for-profit business, is not just a good idea, but it's good for business.
- A$$ETcoin is more than just a cryptocurrency, our Assetcoin Financial Centers will serve as a place to educate potential borrowers, investors, and close our loans.
- At these locations we will offer our ACLO Residential and Commercial loan products. ACLO which stands for Alternative for Collateralized Loan Obligations is built on a self-dissolving debt platform that simultaneity reduces asset acquisition risk, and cost, while providing wealth building tools.
- Three reasons to invest in Assetcoin – Unlike the first generation crypto like bitcoin, A$$ETcoin is positioned in the market as a stablecoin supported by real estate, cash, and monthly cash flow.
- The vision for stablecoins is much larger than Bitcoin, total market is approximately $90 trillion dollars.
- Stablecoins are dubbed the holy grail of the financial tech industry.
- A multi-trillion-dollar opportunity! A$$ETcoin, the coin with two-dollar signs.
- Join the Movement and Invest Now

EXHIBIT C

Offering Memorandum



CONFIDENTIAL OFFERING MEMORANDUM 2022
Assetcoin Is Seeking to Raise a Total of $5,000,000 in its initial Seed Round

<u>FOR MORE INFORMATION, PLEASE CONTACT</u>
REV. DUANE A. QUAMINA, PRESIDENT & CEO
ASSETCOIN CAPITAL FUND, LLC, 1309 Coffeen Avenue, STE 1200, Sheridan, Wyoming 82801 USA
Telephone: (215) 360-3544   E-mail: info@assetcoin.gold   Website: www.assetcoin.gold

The date of this document was produced and circulated is January 2022

FOR INVESTORS

describing the

SIMPLE AGREEMENT FOR FUTURE TOKENS

Issued By: ASSETCOIN CAPITAL FUND, LLC

for

A$$ETcoin TOKENS

The Confidential Offering Memorandum (this "Memorandum") has been prepared by ASSETCOIN CAPITAL FUND, LLC ("we", "our", "us", or the "Token Issuer") for use by Investors" * ("you", "your", or the "Subscriber(s)") to whom we are offering, pursuant to Section 4(a)(6) of the Securities Act (the "Securities Act") and pursuant to Regulation CF (§ 227.100 et seq.) promulgated thereunder, and other exemptions of similar import in the laws of the states and other jurisdictions where the offering will be made (the "Offering"), the opportunity to receive in the future one or more A$$ETcoin® Tokens (the "Tokens") pursuant to the terms of our Simple Agreement for Future Tokens (the "SAFT") to be described in separate document. The Tokens and our overall strategy and business model are more fully described in the Token Issuer's Whitepaper which can be downloaded from its website at www.assetcoin.gold. The form of our SAFT is not attached or incorporated into this document but is available upon request. It is important to note that there can be no assurance our objectives may be achieved. The "Risk Factors" is incorporated into this document. DISCLAIMER: BY LAW WE MUST INFORMS ANY AND ALL INVESTORS THAT OUR SAFT AND/OR TOKENS INVOLVES A HIGH DEGREE OF RISK AS FURTHER DESCRIBED IN THE "RISK FACTORS" DOCUMENT. YOU SHOULD SUBSCRIBE OR INVEST ONLY IF YOU CAN BEAR THE RISK OF A NON-LIQUID INVESTMENT AND CAN AFFORD A POTENTIAL TOTAL LOSS OF YOUR INVESTMENT. NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES AUTHORITY HAS APPROVED OR DISAPPROVED OF THE OFFERING OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

As a Subscriber, you will be required to execute a SAFT (as amended, restated and/or otherwise modified from time to time) and a Suitability Questionnaire, the forms of which are attached to and incorporated into this Memorandum in Exhibit C, in order to subscribe for Tokens. This Memorandum contains a summary of the SAFT, the Tokens, and certain other documents referred to herein. However, the summaries in this Memorandum do not purport to be complete, are subject to amendment, restatement, and modification, and are subject to and qualified in their entirety by reference to the actual text of the relevant document, copies of which will be provided to each prospective Subscriber upon request. Each prospective Subscriber should review the SAFT and such other documents set forth in this Memorandum for complete information concerning the rights, privileges and obligations of SAFT Subscribers. If any of the terms, conditions or other provisions of the SAFT or such other documents are inconsistent with or contrary to the descriptions or terms in this Memorandum, this Memorandum shall prevail. We reserve the right to modify the terms of the Offering and the SAFTs and the Tokens described in this Memorandum without notice, and the SAFTS are offered subject to the Token Issuer's ability to reject any commitment in whole or in part for any or no reason.

The SAFTs and the Tokens have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any United States state securities laws or the laws of any non-U.S. jurisdiction. The SAFTs will be offered and sold in the United States only under the exemption provided by Section 4(a)(6) of the Securities Act (the "Securities Act") and pursuant to Regulation CF (§ 227.100 et seq.) promulgated thereunder, and other exemptions of similar import in the laws of the states and other jurisdictions where the Offering will be made. We will not be registered as an investment company under the United States Investment Company Act of 1940, as amended (the "Investment Company Act"). Consequently, Subscribers will not be afforded the protections of the Investment Company Act.

The SAFTs described in this Memorandum are subject to restrictions on transferability and resale and may not be transferred or resold unless an exemption from registration is available*. Subscribers should be aware that they will be required to bear the financial risks of this investment for an indefinite period.

A subscription to our SAFT and the Tokens involves a high degree of risk, volatility and illiquidity. A prospective Subscriber should thoroughly review the information contained herein and the terms of the SAFT, and carefully consider whether a subscription to the SAFT is suitable to the Subscriber's financial situation and goals.

No person has been authorized to make any statement concerning the Token Issuer or the sale of the SAFTs discussed herein other than as set forth in this Memorandum, and any such statements, if made, must not be relied upon.

Subscribers should make their own investigations and evaluations of the SAFT and the Tokens that will be delivered pursuant thereto, including the merits and risks involved in an investment therein. Prior to any subscription, the Token Issuer will give Subscribers the opportunity to ask questions of and receive answers and additional information from it concerning the terms and conditions of the Offering and other relevant matters to the extent the Token Issuer possesses the same or can acquire it without unreasonable effort or expense.

Subscribers should inform themselves as to the legal requirements applicable to them in respect of the acquisition, holding and disposition of the SAFTs and the Tokens upon their delivery, and as to the income and other tax consequences to them of such acquisition, holding and disposition.

This Memorandum does not constitute legal, tax, or financial advice from the Token Issuer and/or any of its Affiliates, counsel, advisors, or consultants. You should retain your own advisors to advise you in such matters prior to subscribing.

* Examples of potentially available exemptions may include Section 4(a)(7) of the U.S. Securities Act, Sections 4(a)(1) and 4(a)(2) of the same, and/or Rule 144 of Regulation D of the same. Please consult with your own securities counsel as to such matters.

Executive Summary

**Assetcoin is seeking to raise a total of $5,000,000 In its initial Seed Round
from investor**

Use of Proceeds Initial Seed Round

Your investment will be used for:

1) Intermediate Fees
2) Operations
3) Debt & Reimbursement
4) Miscellaneous

Company Profile

Assetcoin Capital Fund, LLC (Assetcoin) is a venture capital fund with a core mission to invest capital in urban communities. The fund's concentration is on mortgage lending, real estate development, construction projects, and qualified early-stage growth companies within urban communities.

Assetcoin 's Proprietary ACLO Product Demands a Place at the Funding Table

Assetcoin intends to disrupt and expand the financial market domestically using its proprietary **Alternative for Collateralized Loan Obligations** (**ACLO**) product.

ACLO is designed to create opportunities for responsible homeownership, asset acquisition and business development in underserved communities across America. As an investment grade loan product, **ACLO** is built on a self-dissolving debt platform that is **100%** default protected. **ACLO** is designed to reduce the risk and cost of asset acquisitions. **ACLO** incentivizes and protects the borrower by providing a wealth building component to assist or help the borrower guard against future financial crisis.

According to the Homeownership Council of America There Are 10 Million Mortgage-Ready-People in Underserved Communities Across the United States.

Assetcoin's mission and goal is to provide this underserved population with mortgages and homeownership opportunities. NCF will initially offer up to **5,000,000 million** coins/tokens to investors @ **1.00** per coin to raise capital to fund operations and prepare for its Initial Token Offering (ITO). The coins/tokens were offered to the public beginning in September 2021, total offering to the public at that time will be **5,000,000 million** tokens @ **$1.00** per coin. The total dollar amount we expect to raise from this offering is **$5,000,000 Dollars**.

Note: The coins/tokens are intended to be backed by real estate acquisitions and other investment assets to minimize volatility of the price in the market. Assetcoin is committed to working closely with other banking and financial institutions to assist them and help them meet their obligations under the Community Reinvestment Act (CRA).

How To invest

Minimum Investment $10.00
Assetcoin is seeking only **$5,000,000** in this round

Current Selling Price $1.00 Per Coin

A$$ETcoin is currently selling at **$1.00** per coin/token during this round. Once Assetcoin reaches its goals, investors will no longer receive the bonus 2x multiplier offered below.

2x Bonus Multiplier

If you invest **$10.00**, you will receive a 2x bonus multiplier. If you invest **$10.00**, your 2x bonus multiplier doubles your book value to **20** coins/tokens (see table below).

The investor receives **20** coins/tokens for their **$10.00** investment; thereby, reducing the base price of the coin/token from **$1.00** down to **$0.50** per coin/token.

Initial Coin Offering Price $1.00 Per Coin

When Assetcoin closes its initial Seed Round, the 2x bonus multiplier will no longer be offered. Initial minimum investments of **$10.00** equate to a book value of **$20.00** Dollars. For larger investment (see table below).

Investment Amount	Purchased Coins/Tokens	2x Bonus Multiplier	Received Coins/Tokens	Final Cost Per Coin/Token	Investment Book Value
$10	**10**	**2x =**	**20**	**0.50 Cent =**	**$20**
$100	100	2x =	200	0.50 Cent =	$200
$200	200	2x =	400	0.50 Cent =	$400
$500	500	2x =	1000	0.50 Cent =	$1,000
$1000	1,000	2x =	2000	0.50 Cent =	$2,000
$2500	2,500	2x =	5000	0.50 Cent =	$5,000
$5000	5,000	2x =	10,000	0.50 Cent =	$10,000
$10,000	10,000	2x =	20,000	0.50 Cent =	$20,000
$50,000	50,000	2x =	100,000	0.50 Cent =	$100,000
$100,000	100,000	2x =	200,000	0.50 Cent =	$200,000
$250,000	250,000	2x =	500,000	0.50 Cent =	$500,000
$500,000	500,000	2x =	1,000,000	0.50 Cent =	$1,000,000
$1,000,000	1,000,000	2x =	2,000,000	0.50 Cent =	$2,000,000
$2,500,000	2,500,000	2x =	5,000,000	0.50 Cent =	$5,000,000
$5,000,000	5,000,000	2x =	10,000,000	0.50 Cent =	$10,000,000

Why Should You Invest In A$$ETcoin?

Supportive

A$$ETcoin is designed to be an asset backed stablecoin supported by real estate, cash and monthly cash flow derived from real estate and business holdings which appreciate over time.

Note: Dubbed as the "holy grail" of financial technology, stablecoins are an on-ramp into the crypto world that retail users can easily trust and understand. Asset backed cryptocurrencies are digital coins pegged to an existing asset (fiat, gold, real estate) to keep its value relativity steady. This digital asset is the preferred token that acts as a stable involatile store of value with advantages; such as, creating better market conditions for asset acquisition, liquidity, eliminating unnecessary third-party costs and erasing cross-border transactions under a unified token sale platform. When the price of the token goes down, the investor can choose to either cash out or retain the underpinned asset. This way, asset backed cryptocurrencies overcome one of the biggest flaws associated with first generation cryptocurrencies; price volatility.

Innovative

A$$ETcoin is one of few tokens designed with an ecosystem of companies deliberately intended to enhance the value of the coin/token and generate additional profits for the coin/token holder.

Note: We all know that the key success factors for companies have fundamentally changed over the years; the new business environment is forcing companies to rethink their strategies, organizational and business models, and their capabilities. In order to maintain their positions and grow, many companies are creating or becoming a part of a business ecosystem.

Impressive

A$$ETcoin is also a dividend coin/token designed to return **20% of all profits** from its ecosystem of companies to the coin/token holders.

Note: Dividend tokens are different because they provide an ongoing financial return or dividend to the coin/token holders. When companies create dividend tokens, they do so with a financial promise. When they make a profit, part of that profit will be shared with the owners of the coins/tokens.

Social benefits for social conscious investors

- When capital is available to all, it allows people to improve their economic way of life and increases asset acquisition opportunities for those living in underserved capital challenged communities commonly referred to as low-to-moderate-income communities.

- There are 10+ million mortgage-ready-people in these underserved communities across United States. Assetcoin intends to address the financial need in these communities and work closely with traditional banking and financial institutions to assist them with their obligations to these communities under the Community Reinvestment Act (CRA).

- Unlike traditional loans, the mission of Assetcoin is to provide loans based on the borrower's Debt to Income Ration (DTI) or ability to pay; instead, of one's credit score or payment history.

- Assetcoin is in pursuit of financial inclusion of the masses to help rebuild these underserved communities in America and will make capital available to all without any redlines.

- No matter what, Assetcoin will continue to advocate, educate and introduce some of the most innovative financial programs the financial industry has ever seen.

The Future of Cryptocurrency Is A$$ETcoin

The future is here

Cryptocurrency is one of the technologies that have the highest probability of financial success in the near future. Approximately **$120 billion** is the current market cap of this growing industry. The best time to invest in a cryptocurrency driven company is right now without even giving it a second thought, given the bears are starting to play in the market.

Simplicity in Investment

A whole lot of information related to the cryptocurrency world is available all over the Internet. With the help of all that information it is easy to learn about cryptocurrency and its applications.

Be a part of the revolution

As we all know, this technology is here to stay. In the not-too-distant future, people will be regretting their decision not to invest in cryptocurrency. Do not be one of them.

Core Competencies

Blockchain technology, supported by distributed ledgers and smart contracts represent our core competencies. Defined as a distributed database maintaining a continuously growing list of ordered records called blocks, blockchain is the most secure, highly immutable technology every invented resistant to data modification. In other words, it's an open distributed ledger recording transaction between two parties efficiently in a verifiable and permanent way.

The whales have not started investing

In 2021 whales (big investors) have begun to get in the game which will ultimately lead to prices rising to heights which could never even be imagined. Once the big investors make their way fully into the game, you can be assured that your investment will result in a good multiplier. The time to get involved is now before the whales fully enter the market.

You can start small and go big

It is possible for you to invest a small amount of money to get into the game without even thinking much. The investors possess the choice to start small or go big. Go for it.

Final verdict

There is so much potential for financial success by investing in **A$$ETcoin**. A more stable crypto future has arrived. Take advantage of this great opportunity; stablecoins not only provide returns to investors, but they are also the preferred token with a proven track record of being a safe reliable investment – stablecoins are here to stay.

Assetcoin Ecosystem Companies

Assetcoin's business ecosystem provides tremendous potential for the company to grow

Moreover, the goal of the business ecosystem is to provide agile and effective collaboration that enables a constant learning process. Being a part of a business ecosystem provides mechanisms to leverage technology, achieve excellence in research and business competence, and compete against larger companies.

The ecosystem companies are the cornerstone of our business operations



Assetcoin Ecosystem Companies
Assetcoin Mortgage Banc
ASSETCOIN LLC Reg D
Assetcoin Capital Fund Reg CF
ASSETCOIN HOLDINGS LLC Holding Company
Assetcoin Real Estate Group
Assetcoin Construction Group
Assetcoin Hedge Fund

Assetcoin ecosystem companies consist of

- **Assetcoin Holdings, LLC –** Designated to protect company assets.
- **Assetcoin, LLC –** Designated for SEC Reg D Offering.
- **Assetcoin Capital Fund, LLC–** Designated for SEC Reg CF Offering.
- **Assetcoin Mortgage Group, LLC –** Distributes capital, financial services, and mortgage lending.
- **Assetcoin Real Estate Group, LLC –** Designated to develop real estate holdings.
- **Assetcoin Construction Group, LLC –** Designated to construct residential and commercial projects.
- **Assetcoin Hedge Fund, LLC –** Manage capital growth through investment in outside companies.
- **ASssetcoin University, LLC –** Nonprofit organization.

Note: Assetcoin currently has two major multi-million-dollar recycling projects under consideration for development through the hedge fund: a) Waste Generated Products Plastic Recycling Project, b) Deepstar Marine Dredge Spoils Recycling Project. Both projects have multi-million-dollar potential and 20% of all profits derived from these projects once initiated will go to the coin/token holders.

Ask us about the recycling projects under consideration for the hedge fund

Summary

Assetcoin is Seeking to Raise a Total of $5,000,000 in its initial Seed Round from investors

- Your investment will be used for: 1) Intermediate Fees, 2) Operations, 3) Debt & Reimbursement (Development of smart contracts, blockchain and ecosystem companies, Listing ASSETcoin on the appropriate cryptocurrency exchanges, facilitate public ITO), and 4) Miscellaneous

Company Profile

- Assetcoin Capital Fund is a venture capital fund with a core mission to invest capital in urban communities. The fund's concentration is on mortgage lending, real estate development, construction projects, and qualified early-stage growth companies within urban communities.

Assetcoin 's Proprietary ACLO Product Demands a Place at the Funding Table

- Assetcoin intends to disrupt and expand the financial market domestically using sound business principals and its proprietary **Alternative for Collateralized Loan Obligations** (**ACLO**) product.

- **ACLO** is designed to create opportunities for responsible homeownership, asset acquisition and business development in underserved communities across America.

- **ACLO** is an investment grade loan product built on a self-dissolving debt platform that is **100%** default protected.

- **ACLO** is designed to reduce the risk and cost of asset acquisitions.

- **ACLO** incentivizes and protects the borrower by providing a wealth building component to assist or help the borrower guard against future financial crisis.

According to the Homeownership Council of America There Are 10 Million Mortgage Ready-People in Underserved Communities Across the United States

- Assetcoin's mission and goal is to provide this underserved population with mortgages and homeownership opportunities.

- The coins/tokens were offered to the public beginning in September 2021.

- The total offering to the public will be **5,000,000 Million** coins/tokens @ **$1.00** Per Coin.

- The coins/tokens are designed to be backed by real estate acquisitions and other investment assets to minimize volatility of the price in the market.

- Assetcoin intends to work closely with other banking and financial institutions to assist them with their obligations to meet the credit needs underserved community in accordance with the Community Reinvestment Act (CRA).

How to Invest

- **Minimum Investment $10.00.** Assetcoin is seeking only **$5,000,000** in this round

- **Current Selling Price $1.00 Per Coin. ASSETcoin** is currently selling at **$1.00** per coin/token during this round. Once Assetcoin reaches its goals, investors will no longer receive the 2x bonus multiplier offered below.

- **2x Bonus Multiplier.** If you invest **$10.00**, you will receive a 2x bonus multiplier. If you invest **$10.00**, your 2x bonus multiplier doubles your book value to **20** coins/tokens (see table below).

- The investor receives **20** coins/tokens for their **$10.00** investment: thereby, reducing the base price of the coin/token from **$1.00** down to **$0.50** per coin/token.

- **Initial Coin Offering Price $1.00 Per Coin.** When Assetcoin closes its initial Seed Round, the 2x bonus multiplier will no longer be offered. Initial minimum investments of **$10.00** equate to a book value of **$20.00** Dollars. For larger investment (see table below).

Investment Amount	Purchased Coins/Tokens	2x Bonus Multiplier	Received Coins/Tokens	Final Cost Per Coin/Token	Investment Book Value
$10	10	2x =	20	0.50 Cent =	$20
$100	100	2x =	200	0.50 Cent =	$200
$200	200	2x =	400	0.50 Cent =	$400
$500	500	2x =	1000	0.50 Cent =	$1,000
$1000	1,000	2x =	2000	0.50 Cent =	$2,000
$2500	2,500	2x =	5000	0.50 Cent =	$5,000
$5000	5,000	2x =	10,000	0.50 Cent =	$10,000
$10,000	10,000	2x =	20,000	0.50 Cent =	$20,000
$50,000	50,000	2x =	100,000	0.50 Cent =	$100,000
$100,000	100,000	2x =	200,000	0.50 Cent =	$200,000
$250,000	250,000	2x =	500,000	0.50 Cent =	$500,000
$500,000	500,000	2x =	1,000,000	0.50 Cent =	$1,000,000
$1,000,000	1,000,000	2x =	2,000,000	0.50 Cent =	$2,000,000
$2,500,000	2,500,000	2x =	5,000,000	0.50 Cent =	$5,000,000
$5,000,000	5,000,000	2x =	10,000,000	0.50 Cent =	$10,000,000

Thank you for your interest and investment in **ASSETcoin**

Simple Agreement for Future Tokens



SAFT AGREEMENT

CONFIDENTIAL OFFERING MEMORANDUM 2022

Assetcoin Is Seeking to Raise a Total of $5,000,000 in its initial Seed Round

FOR MORE INFORMATION, PLEASE CONTACT

REV. DUANE A. QUAMINA, PRESIDENT & CEO

ASSETCOIN CAPITAL FUND, LLC, 1309 Coffeen Avenue, STE 1200, Sheridan, Wyoming 82801 USA
Telephone: (215) 360-3544   E-mail: info@assetcoin.gold   Website: www.assetcoin.gold

The date of this document was produced and circulated is January 2022

THIS SIMPLE AGREEMENT FOR FUTURE TOKENS (THIS "SAFT") HAS NOT BEEN REGISTERED UNDER THE UNITED STATES' SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY U.S. STATE OR JURISICTION OR ANY OTHER APPLICABLE NON-U.S. LAW OR JURISDICTION. THIS SAFT MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND/OR APPLICABLE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE TOKEN ISSUER OF THIS SAFT MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE *TOKEN* ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND/OR ANY APPLICABLE SECURITIES LAWS.

THIS SIMPLE AGREEMENT FOR FUTURE TOKENS (this "SAFT"), to be effective as of the Effective Date set forth on the signature page hereof, in consideration of payment by the undersigned Subscriber (the "Subscriber") of the Subscription Price set forth on the signature page hereof (the "Subscription") to ASSETCOIN CAPITAL FUND, LLC, a Wyoming limited liability company (the "Token Issuer"), the Token Issuer hereby issues to the Subscriber the right to receive an allocation of A$$ETcoin Tokens (the "Token(s)"), subject to the terms set forth below and in the Token Issuer's Offering Memorandum (the "Memorandum") which Memorandum is incorporated herein by reference as if fully set forth and of which this SAFT is made a part.

1.   Events

        (a)   Token Generation Event. On the Initial Token Generation Date (defined below), before the expiration or termination of this SAFT, the Token Issuer will automatically issue the Tokens to the Subscriber; provided that, in connection with and prior to the issuance of Tokens by the Token Issuer to the Subscriber pursuant to this Section 1(a),

                (i)   The Subscriber will execute and deliver to the Token Issuer any transaction documents related to this SAFT and/or the Tokens upon reasonable request in order to give effect to the transaction(s) contemplated by this SAFT; and

(ii)   The Subscriber will provide to the Token Issuer a public Ethereum wallet address to which the Token Issuer may deliver Tokens during the anticipated Token Generation Event. For the avoidance of doubt, the public wallet address must be under the direct or indirect control of the Subscriber and shall not be under the direct or indirect control of a third-party.

(b)   <u>Dissolution Event</u>. If there is a Dissolution Event (defined below) before this SAFT expires or terminates, and to the extent funds are available from the net proceeds of all Subscriptions in SAFTs, the Token Issuer will pay an amount equal to the Subscription less any costs associated with the Offering of SAFTs to Subscribers (the "Returned Subscription"), due and payable to the Subscriber immediately prior to, or concurrent with, the consummation of the Dissolution Event. For the avoidance of doubt, funds from business operations of the Token Issuer other than the offer and sale of this SAFT shall not be available for Returned Subscriptions. Where the amount of funds available for Returned Subscriptions is less than that which would be required to make Returned Subscriptions to all Subscribers, the Token Issuer will make Returned Subscriptions to the Subscribers in the order subscriptions were received. Any distributed amounts shall be in U.S. Dollars.

(c)   <u>Termination</u>.   This SAFT will expire and terminate (without relieving the Token Issuer of any obligations arising from a prior breach of or non-compliance with this SAFT) upon either (i) the issuance of Tokens to the Subscriber pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Subscriber pursuant to Section 1(b).

(d)   <u>Vesting</u>. The Tokens to be delivered pursuant to this SAFT are subject to the Use Restriction as defined herein.

(e) Bonus Tokens. As of the Token Issuer's Initial Token Generation Date, SAFT Subscribers may redeem their SAFT for A$$ETcoin Tokens equaling the same dollar value at the then established Initial Token Offering ("ITO") price, plus bonus.

2.   Definitions

"Dissolution Event" means: (i) a voluntary termination of operations; (ii) a general assignment for the benefit of the Token Issuer's creditors; (iii)) the failure of the Token Issuer to hold a Platform Launch within three (3) years from the Effective Date hereof; or (iv) any other liquidation, dissolution or winding up of the Token Issuer, whether voluntary or involuntary. For the avoidance of doubt, a change of control or an initial public offering of the Token Issuer will not constitute a Dissolution Event.

"Initial Token Generation Date" means the first date of the Token Issuer's first Token Generation Event.

"Platform Launch" means the first date on which the Tokens issued during the Initial Token Generation Event can be used to engage in transactions on the Platform as more fully described in the Memorandum.

"Offering" means the offering of the SAFT to Investors in accordance with to Section 4(a)(6) of the Securities Act (the "Securities Act") and pursuant to Regulation CF (§ 227.100 et seq.) promulgated thereunder, and other exemptions of similar import in the laws of the states and other jurisdictions where the offering will be made, pursuant to the terms of the Memorandum.

"Price" means the price per Token to be delivered by the Token Issuer to the Subscriber at or around the time of the Initial Token Generation Date. The Price will conform to the terms set forth in the Offering Memorandum.

"SAFT" means this instrument through which the Token Issuer is granting Subscriber the future right to receive Tokens.

"Subsequent SAFT" means a SAFT the Token Issuer may issue after the issuance of this SAFT but prior to the Platform Launch with the principal purpose of raising capital. This definition excludes: (i) Tokens issued pursuant to any employee incentive or similar plan of the Token Issuer; provided that, an instrument substantially similar to or the same as this SAFT may be used in connection with such plan; (ii) Tokens issued or issuable to third party service providers or others in connection with the Platform Launch or the provision of goods or services to the Token Issuer; (iii) Tokens issued or issuable in connection with sponsored research, collaboration, technology license, development, marketing or other similar agreements or strategic partnerships; and (iv) any convertible securities issued by the Token Issuer.

"Token Generation Event" means the Token Issuer's offer and sale of immediately deliverable Tokens to persons other than persons who control, are controlled by, or are under common control with the Token Issuer.

"Use Restriction" means the general prohibition on the Subscriber's ability to sell, transfer, spend, exchange or otherwise make use of the Tokens on the Platform until such Tokens are vested as provided in the following vesting schedule: None until 90 days have elapsed since the Effective Date and, thereafter, to the extent permitted under available exemptions from registration under the U.S. Securities Act[1], and without restriction thereafter.

3.   No Amendment Rights. The Token Issuer will offer and sell SAFTs in multiple rounds and on different terms. If the Token Issuer issues a Subsequent SAFT prior to the termination of this SAFT, the Token Issuer is under no obligation to provide the Subscriber with written notice thereof, copies of any documentation relating to such Subsequent SAFT, or any additional information related to such Subsequent SAFT, whether or not reasonably requested by the Subscriber. The Token Issuer is under no obligation to amend and restate this SAFT to be identical to the instrument(s) evidencing any Subsequent SAFT.

4.   Token Issuer Representations

(a)   The Token Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of Wyoming and has the power and authority to carry on business for any lawful purpose.

(b)   The execution, delivery and performance by the Token Issuer of this SAFT is within the power of the Token Issuer and, other than with respect to the actions to be taken when Tokens are to be issued to the Subscriber, has been duly authorized by all necessary actions on the part of the Token Issuer. This instrument constitutes a legal, valid and binding obligation of the Token Issuer, enforceable against the Token Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Token Issuer, it is not in violation of (i) its current certificate of incorporation or bylaws or other governing documents, (ii) any material statute, rule or regulation applicable to the Token Issuer or (iii) any material indenture or contract to which the Token Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Token Issuer.

---

1 Examples of potentially available exemptions may include Section 4(a)(7) of the U.S. Securities Act, Sections 4(a)(1) and 4(a)(2) of the same, and/or Rule 144 of Regulation D of the same. Subscriber is to consult with their own securities counsel as to such matters.

(c)   The performance and consummation of the transactions contemplated by this SAFT do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Token Issuer; (ii) result in the acceleration of any material indenture or contract to which the Token Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Token Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Token Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this SAFT, other than: (i) the Token Issuer's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

(e)   To its knowledge, the Token Issuer owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

(f)   The Token Issuer hereby incorporates and restates in this SAFT by reference all representations made by the Token Issuer contained in the Memorandum.

5.   Subscriber Representations

(a)   The Subscriber has full legal capacity, power and authority to execute and deliver this SAFT and to perform its obligations hereunder. This SAFT constitutes a valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Subscriber has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of this SAFT and/or the Tokens, is able to incur a complete loss of their subscription price without impairing a subscriber's financial condition, and is able to bear the economic risk of this SAFT and/or the Tokens for an indefinite period of time. The Subscriber further represents that it has been provided the opportunity to ask the Token Issuer questions, and where applicable, has received answers from the Token Issuer, regarding the Offering and this SAFT but acknowledges that neither the Token Issuer nor its affiliates, representatives or advisors have provided Subscriber with any legal, tax, or financial advice whatsoever in connection with this SAFT and/or the Tokens to be issued hereby and do not represent the Subscriber.

(c)   The Subscriber acknowledges and accepts in this SAFT by reference all of the risk factors set forth in the Memorandum. The Subscriber further represents that it has received and read the Memorandum, understands and agrees to be bound by its terms, and has been provided the opportunity to ask the Token Issuer questions, and where applicable, has received answers from the Token Issuer, regarding the Memorandum and has been afforded the opportunity to be represented by their own respective independent legal, tax, and financial advisors in connection with their Subscription, none of whom are affiliated with the Token Issuer.

(e)   The Subscriber agrees to be bound by any affirmation, assent or agreement that it transmits to the Token Issuer or the Token Issuer's affiliates by computer or other electronic device, including Internet, telephonic and wireless devices, including, but not limited to, any consent it gives to receive communications from the Token Issuer or any of the Token Issuer's affiliates solely through electronic transmission. The Subscriber agrees that when it clicks on an "I Agree," "I Consent," or other similarly worded button or entry field with its mouse, keystroke or other device, the Subscriber's agreement or consent will be legally binding and enforceable against it and will be the legal equivalent of its handwritten signature on an agreement that is printed on paper. The Subscriber agrees that the Token Issuer and any of the Token Issuer's affiliates may send the Subscriber electronic copies of any and all communications associated with its purchase of Tokens.

6.   Payment Instructions

(a)   Payment instructions have been included in the Memorandum under the section called "How to Subscribe".

(b)   The Token Issuer currently accepts Subscriptions of the Subscription Price in denominations of U.S. Dollar (ESD), Bitcoin, ether, and Litecoin.

7.   Miscellaneous

(a)   Any provision of this SAFT may be amended, waived or modified only upon the written consent of the Token Issuer and the Subscriber.

(b)   Any notice required or permitted by this SAFT will be deemed sufficient when sent by email to the relevant address listed on the signature page hereof as may be subsequently modified by written notice.

(c)   The Subscriber is not entitled, as a holder of this SAFT, to vote or be deemed the holder of capital stock of the Token Issuer or its affiliates for any purpose, nor will anything contained herein be construed to confer on the Subscriber, as such, any of the rights of a stockholder of the Token Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(d)   Neither this SAFT nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this SAFT and/or the rights contained herein may be assigned without the Token Issuer's consent by the Subscriber to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management team with, the Subscriber; and provided, further, that the Token Issuer may assign this SAFT in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Token Issuer's domicile or for other corporate purposes.

(e)   In the event any one or more of the provisions of this SAFT is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFT operate or would prospectively operate to invalidate this SAFT, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFT and the remaining provisions of this SAFT will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of Wyoming without regard to the conflicts of law provisions of such jurisdiction.

* * * * *

IN WITNESS WHEREOF, the undersigned have caused this SAFT to be duly executed and delivered effective as of the date of the Token Issuer's acceptance (the "Effective Date") in accordance with the following terms:

Subscription Price: $_____   USD $_____ (total tokens = _____)

Furthermore, by either manually signing below and/or by pressing the "I Agree" button, the undersigned Subscriber hereby (i) agrees to comply with and be bound by all terms of this SAFT, (ii) acknowledges and accepts that all Subscriptions are final and there are no refunds or cancellations except as may be required by applicable law or regulation, and (iii) further acknowledges and accepts that the Token Issuer reserves the right to refuse or cancel any SAFT and return Subscriptions at any time for any or no reason in its sole and absolute discretion.

SUBSCRIBER: ["I Agree"]

X_____   X_____
Authorized Signature   Second Authorized Signature (if applicable)

_____   _____
Print Name   Print Name

_____   _____
Date   Date

_____   _____
Title (if applicable)   Title (if applicable)

_____   _____
Name of Entity (if applicable)   Name of Entity (if applicable)

TOKEN ISSUER ACCEPTANCE:
ASSETCOIN CAPITAL FUND, LLC, a Wyoming limited liability company

_____   _____
By: Effective Date

Duane A. Quamina_____   President & CEO_____
Name   Title

EXHIBIT E

Offering Page on Intermediary's Portal

PicMii Crowdfunding

Assetcoin Capital Fund LLC





Assetcoin Capital Fund

Venture Capitalist Focused on Equity and Generational Wealth

Assetcoin Capital Fund is a cutting-edge venture capital fund. Its core mission is to invest capital in urban communities across America. The fund's concentration is mortgage lending, real estate development, construction projects, and qualified early-stage growth companies which create jobs and a financial return for investors.

Progress **0%**
Funding Raised **$0**
Funding Goal **$0**
Days Remaining **340 Days**

Virtual Business Pitch

Business Description

Serving America's Urban Communities

Assetcoin Capital Fund focus is on urban America. At the core of its business model the company provides investment advisory services for each investment fund it partakes in to ensure the growth of the fund. The company is exempt from registration under the Investment Company Act of 1940 and their securities are not registered under the Securities Act of 1933, as amended.

The company raises capital from investors in exchange for securities in the form of a SAFT Agreement (Simple Agreement for Future Tokens). The monies raised will help fund operations and develop urban communities by way of investments in mortgages, real estate acquisition, construction projects, and qualified early-stage growth companies that create urban job

opportunities. The aim of the company is to invest wisely, make a profit and share those profits with its investors.

The company is governed by a strict set of criteria and investment guidelines in accordance with the U.S. Securities and Exchange Commission. Investment advice is provided by Assetcoin Capital Fund and is subject to the discretion and control of the Board of Directors. The investment parameters are established and outlined in the governing agreements or offering documents of each applicable fund initiated.

Problem

Problem 1: Homeownership – Access to Credit



The wealth gap continues to grow; although homeownership is the single greatest asset for many individuals and families today, access to homebuying capital remains a key front-line issue. With black homeownership declining to lows not seen since the 1960's, a large mortgage-ready population remains underserved by financial institutions. These underserved communities represent both the future of this country and a major business opportunity; therefore, to ensure the American Dream (homeownership) remains within reach, a guaranteed pathway must exist for all qualified homebuyers.

Problem 2: Build Back Better – Racial Inequality



Ravmond J. McGuire

Citigroup Investment Bank and Financial Services reported that an estimate $16 trillion is lost in GDP due to racial inequality in the United States. "Racial inequality has always had an outsized cost, one that was thought to be paid only by underrepresented groups," said Raymond J. McGuire, Vice Chairman of Citigroup and Chairman of Banking, Capital Markets and Advisory. "What this report underscores is that this tariff is levied on us all, and particularly in the U.S., that cost has a real and tangible impact on our country's economic output. Now, more than ever, we have a responsibility and an opportunity to confront this longstanding societal ill that has plagued Black and brown people in this country for centuries, tally up the economic loss and as a society, commit to bringing greater equity and prosperity to all.

Solution

Solution 1: Homeownership


The to Building
Generational Wealth
A$$ETcoin™

Underserved communities represent a missed opportunity for lenders and investors and Assetcoin has emerged to help the many communities waiting in distress for a life sustaining solutions. Lenders can tap into the potential through existing products, incentives, fees, and partnerships; doing so, increases volume and revenue for lenders. In addition, benefits the bank Community Reinvestment Act goals and Government Sponsored Enterprises (GSEs) in their Duty to Serve (DTS) rules. Most importantly, unlocks credit access for our underserved communities allowing them to achieve homeownership and build wealth.

Solution 2: Building a Bridge to the Future



The Difference Between Equity and Equality
Equality has to do with giving everyone the exact same resources, whereas
Equity involves distributing resources based on the needs of the recipients.

We agree with Raymond J. McGuire and Citigroup, Black and brown lives do matter, and it is time for all of us to tally up the economic loss and commit to bringing greater equity to those urban communities waiting in distress. At Assetcoin we see ourselves as a catalyst for change; as such, have launched the next generation digital token (A$$ETcoin(R)) as a bridge and vehicle to homeownership, community renewal and job development in urban America. For the next generation of digital currency to succeed, it must incorporate three components; it must be adaptable to urban America, serve as that bridge to the future, and serve as a pathway to generational wealth.

Proprietary Business Model

Assetcoin's Proprietary ACLO Product Demands a Place at the Funding Table



Assetcoin intends to disrupt and expand the financial market domestically using its proprietary **Alternative for Collateralized Loan Obligations** (**ACLO**) product. **ACLO** is designed to create opportunities for responsible homeownership, asset acquisition. As an investment grade loan product, **ACLO** is built on a self-dissolving debt platform that is **100%** default protected. **ACLO** was designed to reduce the risk and cost of asset acquisitions. **ACLO** is designed to protect the lender/investor through a self-dissolving debt platform. **ACLO** is designed to incentivizes and protects the borrower by providing a wealth building component to assist or help the borrower guard against future financial crisis.

According to the Homeownership Council of America, 10 million mortgage ready homebuyers are going underserved across America. By successfully lending in these underserved communities, lenders could conservatively increase their loan volume by at least $1.5 Trillion. The lack of origination in underserved communities is a missed opportunity for lenders; likewise, Assetcoin's primary mission is to fill this gap and provide underserved communities with the resources and homeownership opportunities they deserve.

Become an Investor

Why Invest

Assetcoin has positioned itself to become the next Microsoft, Apple, Facebook, Google, or Amazon to name a few. Generally, ground floor opportunities like this never reach urban America and only reach the masses after wealthy investors have positioned themselves ahead of them. Assetcoin by design has made it affordable for everyday common folks with not a lot of resources to be an investor in the Assetcoin movement.

The Minimum Investment is only $10.00. Assetcoin is seeking only **$5,000,000** in this round, so the opportunity will not last long. **The Current Selling Price is $1.00 Per Coin.** If you invest **$10.00**, you will receive a 2x bonus multiplier. If you invest **$10.00**, your 2x bonus multiplier doubles your book value to **20** coins/tokens. The investor receives **20** coins/tokens for their **$10.00**

investment: thereby, reducing the base price of the coin/token from **$1.00** down to **$0.50** per coin/token.

When Assetcoin closes its initial Seed Round, the **2x** bonus multiplier will no longer be offered. Initial minimum investments of **$10.00** equate to a book value of **$20.00** Dollars. For larger investment (see table below).

Investment Amount	Purchased Coins/Tokens	2x Bonus Multiplier	Received Coins/Tokens	Final Cost Per Coin/Token	Investment Book Value
$10	**10**	**2x =**	**20**	**0.50 Cent =**	**$20**
$100	100	2x =	200	0.50 Cent =	$200
$200	200	2x =	400	0.50 Cent =	$400
$500	500	2x =	1000	0.50 Cent =	$1,000
$1000	1,000	2x =	2000	0.50 Cent =	$2,000
$2500	2,500	2x =	5000	0.50 Cent =	$5,000
$5000	5,000	2x =	10,000	0.50 Cent =	$10,000
$10,000	10,000	2x =	20,000	0.50 Cent =	$20,000
$50,000	50,000	2x =	100,000	0.50 Cent =	$100,000
$100,000	100,000	2x =	200,000	0.50 Cent =	$200,000
$250,000	250,000	2x =	500,000	0.50 Cent =	$500,000
$500,000	500,000	2x =	1,000,000	0.50 Cent =	$1,000,000
$1,000,000	1,000,000	2x =	2,000,000	0.50 Cent =	$2,000,000
$2,500,000	2,500,000	2x =	5,000,000	0.50 Cent =	$5,000,000
$5,000,000	5,000,000	2x =	10,000,000	0.50 Cent =	$10,000,000

Why Should You Invest In A$$ETcoin?

Supportive

A$$ETcoin is designed to be an asset backed stablecoin supported by real estate, cash and monthly cash flow derived from real estate and business holdings which appreciate over time.

Note: Dubbed as the "holy grail" of financial technology, stablecoins are an on-ramp into the crypto world that retail users can easily trust and understand. Asset backed cryptocurrencies are digital coins pegged to an existing asset (fiat, gold, real estate) to keep its value relativity steady. This digital asset is the preferred token that acts as a stable involatile store of value with advantages; such as, creating better market conditions for asset acquisition, liquidity, eliminating unnecessary third-party costs and erasing cross-border transactions under a unified token sale platform. When the price of the token goes down, the investor can choose to either cash out or retain the underpinned asset. This way, asset backed cryptocurrencies overcome one of the biggest flaws associated with first generation cryptocurrencies; price volatility.

Innovative

A$$ETcoin is one of few tokens designed with an ecosystem of companies deliberately intended to enhance the value of the coin/token and generate additional profits for the coin/token holder.

Note: We all know that the key success factors for companies have fundamentally changed over the years; the new business environment is forcing companies to rethink their strategies, organizational and business models, and their capabilities. In order to maintain their positions and grow, many companies are creating or becoming a part of a business ecosystem.

Impressive

A$$ETcoin is also a dividend coin/token designed to return **20% of all profits** from its ecosystem of companies to the coin/token holders.

Note: Dividend tokens are different because they provide an ongoing financial return or dividend to the coin/token holders. When companies create dividend tokens, they do so with a financial promise. When they make a profit, part of that profit will be shared with the owners of the coins/tokens.

Social benefits for social conscious investors

- When capital is available to all, it allows people to improve their economic way of life and increases asset acquisition opportunities for those living in underserved capital challenged communities commonly referred to as low-to-moderate-income communities.

- There are 10+ million mortgage-ready-people in these underserved communities across United States. Assetcoin intends to address the financial need in these communities and work closely with traditional banking and financial institutions to assist them with their obligations to these communities under the Community Reinvestment Act (CRA).

- Unlike traditional loans, the mission of Assetcoin is to provide loans based on the borrower's Debt to Income Ration (DTI) or ability to pay; instead, of one's credit score or payment history.

- Assetcoin is in pursuit of financial inclusion of the masses to help rebuild these underserved communities in America and will make capital available to all without any redlines.

- No matter what, Assetcoin will continue to advocate, educate and introduce some of the most innovative financial programs the financial industry has ever seen.

The Future of Cryptocurrency Is A$$ETcoin



The future is here

Cryptocurrency is one of the technologies that have the highest probability of financial success in the near future. Approximately **$120 billion** is the current market cap of this growing industry. The best time to invest in a cryptocurrency driven company is right now without even giving it a second thought, given the bears are starting to play in the market.

Simplicity in Investment

A whole lot of information related to the cryptocurrency world is available all over the Internet. With the help of all that information it is easy to learn about cryptocurrency and its applications.

Be a part of the revolution

As we all know, this technology is here to stay. In the not-too-distant future, people will be regretting their decision not to invest in cryptocurrency. Do not be one of them.

Core Competencies

Blockchain technology, supported by distributed ledgers and smart contracts represent our core competencies. Defined as a distributed database maintaining a continuously growing list of ordered records called blocks, blockchain is the most secure, highly immutable technology every invented resistant to data modification. In other words, it's an open distributed ledger recording transaction between two parties efficiently in a verifiable and permanent way.

The whales have not started investing

In March whales (big investors) have begun to get in the game which will ultimately lead to prices rising to heights which could never even be imagined. Once the big investors make their way fully into the game, you can be assured that your investment will result in a good multiplier. The time to get involved is now before the whales fully enter the market.

You can start small and go big

It is possible for you to invest a small amount of money to get into the game without even thinking much. The investors possess the choice to start small or go big. Go for it.

Final verdict

There is so much potential for financial success by investing in **A$$ETcoin**. A more stable crypto future has arrived. Take advantage of this great opportunity; stablecoins not only provide returns to investors, but they are also the preferred token with a proven track record of being a safe reliable investment – stablecoins are here to stay.

Assetcoin Ecosystem Companies

Assetcoin's business ecosystem provides tremendous potential for the company to grow

Moreover, the goal of the business ecosystem is to provide agile and effective collaboration that enables a constant learning process. Being a part of a business ecosystem provides mechanisms to leverage technology, achieve excellence in research and business competence, and compete against larger companies.

The ecosystem companies are the cornerstone of our business operations


Assetcoin Ecosystem Companies
Assetcoin Mortgage Banc
ASSETCOIN LLC Reg D
Assetcoin Capital Fund Reg CF
ASSETCOIN HOLDINGS LLC Holding Company
Assetcoin Real Estate Group
Assetcoin Construction Group
Assetcoin Hedge Fund

Assetcoin ecosystem companies consist of

- **Assetcoin Holdings, LLC –** Designated to protect company assets.
- **Assetcoin, LLC –** Designated for SEC Reg D Offering.
- **Assetcoin Capital Fund, LLC –** Designated for SEC Reg CF Offering.
- **Assetcoin Mortgage Group, LLC –** Distributes capital, financial services, mortgage lending.
- **Assetcoin Real Estate Group, LLC –** Designated to develop real estate holdings.
- **Assetcoin Construction Group, LLC –** Designated to construct residential and commercial projects.
- **Assetcoin Hedge Fund, LLC –** Manage capital growth through investment in outside companies.
- **Assetcoin University, LLC –** Nonprofit organization.